

Mail Stop 3561

June 7, 2018

Martyn Wade
Chief Executive Officer
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763

> **Re:** **Grindrod Shipping Holdings Ltd.**
> **Amendment No. 3 to Registration Statement on Form 20-F**
> **Filed June 5, 2018**
> **File No. 001-38440**

Dear Mr. Wade:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Loan Agreements, page 89

1. We note that subsequent to year-end, you entered into a $100 million loan facility and that you repaid approximately $77 million of existing loans with proceeds from the new facility. Given that you have had a material change in your outstanding debt, please revise to include the change in debt and any related interest expense in your pro forma financial statements. In addition, please consider providing a pro forma capitalization table and table of contractual obligations to reflect this material change in your outstanding debt.

You may contact Heather Clark at (202) 551-3624 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Joshua Wechsler
        Fried, Frank, Harris, Shriver & Jacobson LLP